Kabel Deutschland GmbH

Betastr. 6-8   85774 Unterföhring

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Kabel Deutschland GmbH

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed July 31, 2007

File No. 333-137371

Dear Mr. Spirgel

By letter dated July 29, 2008, the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) provided certain comments to Kabel Deutschland GmbH (KDG or the Company) in response to our letter to you dated April 24, 2008, that included the Company’s responses to the Staff’s letter dated March 14, 2008 and our supplemental response letter dated June 12, 2008.

For your convenience we have reproduced in italics below the comments in the July 29, 2008 letter and have provided the Company’s responses below each comment.

Form 20-F for Fiscal Year Ended March 31, 2007

Note 5.4 Share-Based Payments, page F-50

1.                          We note your response to prior comment 3. Please describe for us in more detail the terms of the recourse loan granted directly by Cayman Cable Holding L.P. to the new MEP I members to finance a portion of their capital contribution for the interest granted. We note in your disclosure at page F-51 that the loan is repayable in accordance with an amortization schedule in the relevant agreement. You also state that members are entitled to proceeds resulting from the sale of shares in Lux Co by Cayman L.P. and the loans were repaid with these proceeds. Clarify the nature of the proceeds received by the members and the effect of these proceeds on the stated repayment terms of the loan. To the extent that the members used these proceeds to satisfy their obligations under the loan agreement, tell us why you do not believe this portion of the membership interest should be recorded as compensation expense.

Response to SEC-Comments (July 29, 2008)	August 28, 2008

In connection with every issuance of interests to MEP I members, a portion of the purchase price (typically 30% ) is required to be paid in cash and a portion of the purchase price is financed by Cayman Cable Holding L.P., the ultimate parent of KDG, by a loan granted directly to the MEP I members if the participant chooses to enter into a note agreement. The recourse on the note is not limited to the partnership interests, and it is the intent of the parent to require repayment in accordance with the repayment schedule. Additionally, the employees participating in this plan were higher level management judged to have the means to pay such loans.  For all issuances of MEP I interests, repayment conditions of the loans have been defined in the respective Limited Partnership Agreement and letters of grant (typically based on a 4 year amortization schedule beginning on the first anniversary of the funding date of the note).

The loans bear interest at rates between 3.0 and 5.5 percent per annum beginning with the funding date. As Limited Partners of the Partnership, MEP I participants are entitled to dividend payments based on the number of interests they own. The proceeds from these dividends should first be used to repay any loan and accrued interest outstanding.  Additionally, to the extent dividends are paid by KDG, the proceeds of such dividends that are payable to MEP I participants would be required to first reduce any outstanding loan balance (plus accrued interest) with any excess being paid to the participant.

Upon the transfer or repurchase of interests in the event of ceasing to be employed by KDG and therefore being subject to a call notice from Cayman Cable or subject to a put option exercised by the MEP I member, the outstanding principle and any accrued interest thereon have to be repaid.

In March, November and December 2004 dividends were paid by KDG and passed through ultimately to the shareholders of Cayman Cable L.P.  To the extent the dividends were payable to the MEP I interest holders based on their MEP I ownership interests, they were treated as compensation expense since the MEP I interests are considered cash settled awards rather than equity interests.

The pass through of dividends to the ultimate owners of Cayman Cable Holding L.P. was accomplished via a structured sale and repurchase of shares in Luxco  by Cayman Cable Holding L.P., and no interests held by MEP I participants were sold or otherwise transferred.  The disclosure on page F-51 refers to this structured transaction at the Luxco level.  Therefore, the proceeds to MEP I holders refers to the dividends from KDG which have been expensed in the KDG 2004 and 2005 financial statements.  The proceeds from these three dividend distributions made by KDG and as a result flow to MEP I interest holders were first used to repay the outstanding principal and interest balances on outstanding loans.  Amounts in excess of the loan balances were paid to the MEP I interest holders.

In accordance with SFAS 123 (R) the Company classified the part of the contribution which has been financed by a loan not as compensation expense, since the loan is a means of financing the contribution based with full recourse.  The requirement to use the proceeds from dividend payments to repay the loan and the interest thereon does not contradict such classification from the perspective of KDG.

2.                          We note your response to prior comment 4, where you state that, absent a liquidity event such as the sale of the Company, the participants cannot sell their interests other than as provided by the puts and calls. In light of this prohibition on the sale of their interests, clarify your disclosure on page F-21 that states that some members of MEP I have received proceeds resulting from the sale of their interests. Tell us the circumstances of these sales.

The disclosure on page F-21 which states that some members of MEP I have received proceeds from the sale of their interests was intended to refer to those employees who have separated from the Company.  We will revise this disclosure in future filings as follows:

Certain participants of MEP I who are no longer employed by the Company have received proceeds from the sale of their interests back to the Company pursuant to the terms of the puts and calls provided under the MEP I agreement.

Note 6. Reconciliation to U.S. GAAP, page F-62

(10) Subscriber Acquisition Costs, page F-71

3.                          We note your response to prior comment 5. We note in your response to prior comment 7 in your letter dated April 24, 2008 that you prepare an analysis on an annual basis regarding direct selling costs incurred and that capitalized subscriber acquisition costs for fixed-term contracts are not considered as part of direct selling costs for purpose of the analysis to determine if installation revenues exceed direct selling costs. Clarify for us the nature of these costs. Tell us the types of costs that are expensed as incurred and included in this analysis and how these costs differ from the subscriber acquisition costs that are capitalized for fixed-term contracts. In addition, clarify how the capitalization of subscriber acquisition costs for fixed-term contracts affects your accounting policy for installation revenue for these contracts under paragraph 11 of SFAS 51 for U.S. GAAP.

When the Company performed the annual analysis of direct selling costs in order to compare installation fees to direct selling costs incurred and expensed, the following types of  costs were considered direct selling costs and were expensed as incurred: a) commissions (service fees paid to sales agents, other than those that were capitalized as Subscriber Acquisition Costs), b) other compensation for call-center services directed at obtaining new subscribers, c) advertising costs directed at new subscribers, d) costs relating to the customer care systems, and e) costs of processing and posting documents related to new subscribers acquired, all of which are discussed in further detail below.

a)              The Company’s policy is to include commissions in direct selling costs (which are expensed as incurred) that are not direct and incremental to obtaining a new customer contract.  Specifically, such costs include those that cannot be identified as being related to a specific, new subscriber signing a fixed-term contract containing an initial minimum period for which the customer must stay connected to our system. Accordingly, we expense those commissions that relate to obtaining new subscribers that do not have an initial contract period, as well as those commissions that represent incentives paid to salespersons if certain thresholds of negotiated contracts are met within a specified period of time as such costs are not specific to a single new subscriber.

On the other hand, as discussed in comment 5 in our June 12, 2008 response to the Staff, the Company’s policy is to capitalize those commissions paid to third party agents (typically call center representatives) for successfully closing contracts for new subscribers for which there is a fixed, non-cancellable contract term. No costs other than for the commission directly related to obtaining a new fixed term contract are capitalized as Subscriber Acquisition Costs.

b)             Other compensation for call-center services includes costs incurred to handle orders received as a result of inbound- and outbound-activities. Inbound-activities relate to incoming orders and requests for information and are generally created by advertising or publicity. Outbound-activities relate to proactive marketing in which prospective and pre-existing customers are contacted directly. We incur costs for our call-center services in order to process orders caused by inbound- and outbound-activities.

c)              Advertising costs relate to direct marketing, print, internet, door-to-door promotions and retail promotions.

d)             Costs relating to the customer care systems result from activities such as entering customer-related information into the Company’s customer care and billing systems.

e)              Processing and posting documents related to new subscribers results in costs such as postage related to delivering the confirmation of a new order and other contract-related documents to the customers.

In the past, the Company’s direct selling costs that are expensed as incurred as discussed above exceeded installation fee revenue in all periods, therefore no installation revenue was required to be deferred in accordance with the provisions of paragraph 11 of SFAS 51. Therefore, the capitalization of Subscriber Acquisition Costs discussed above did not impact our recognition of installation revenue under U.S. GAAP in any period.

4.             We note your response to prior comments 6. The guidance in paragraph 94 of IAS 38 indicates that the useful life of the intangible asset should include renewal periods only if there is evidence to support renewal by the entity. Since you do not have experience with contract expirations and subsequent renewals due to the recent inception of your contracts, it appears that you do not have evidence to support an amortization period longer than the initial contract period. Please advise.

Under IFRS, when control of an intangible asset is based on legal rights that have been granted for a finite period, the useful life cannot exceed that period unless a) the legal rights are renewable, b) there is evidence to support that they will be renewed and c) the cost of renewal of such rights is not significant.

After the initial contract period, the term of KDG’s main-products extends on a regular basis if the customer does not cancel the contract by notifying us in writing. Therefore, the legal rights are renewable (a). Additionally, as more fully described below, while we do not have experience with renewal rates on our internet and telephony packages, we have significant historical experience related to our cable access customers (b).  Also, since the contracts require no additional effort on the part of the Company to extend, the costs of the renewal are not significant (c).  We have only considered estimated renewals in determining amortization periods as it relates to cable access contract intangibles.

Due to a competitive market situation, customer relationships are crucial value drivers in the cable industry. The access to a customer base permits KDG to deliver services in the future. Customer relationships are also important for the conversion of the business strategy in terms of the expansion of the business activities of KDG.  Additionally, the costs of operating a cable network have continued to increase as a result of expenditures for program content as well as delivery of such content to customers (because set-top boxes are now generally required to receive cable services).  Historically, KDG offered its products to customers without a fixed initial contract period in which the customer was committed to receive television (cable access) and internet signals. However, the Company has recently changed the conditions of its product offerings to generally include an initial fixed-term contract period to grow the business and to offset some of the risk (as a result of locking into a contractual revenue stream) resulting from the increasing costs of providing equipment up front.

The Company regularly prepares analyses of cable access customer churn rates and has significant experience relating to customer churn data as the cable television network has existed in Germany since its construction in the 1980s.  The result of these analyses supports the expected average connection period of 8.5 years for cable access customers. While, as discussed above, the Company has only recently begun to execute fixed-term contacts with cable access and other customers, the Company’s historical experience demonstrates that cable access customers connect to the Company’s network for an average of 8.5 years, even when receiving cable television services with only day to day contract terms.  Since we do not expect a significant increase in cable access customer churn rates as a result of adding minimum fixed terms to our contracts, coupled with the fact that such contracts automatically renew unless the customer notifies us otherwise, we believe the Company’s historical cable access customer churn data provides sufficient evidence to support that such contracts will be renewed and that cable access customers will remain connected to the Company’s cable network for an average of 8.5 years.

In connection with responding to your comments we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions about the foregoing, please do not hesitate to contact Paul Thomason, Chief Financial Officer or Jana Enge, Finance Director.

Yours sincerely,

Paul Thomason

Chief Financial Officer